Exhibit 99.1

ARC Resources Ltd. announces an $875 million capital program for 2015 and sets the stage for continued profitable growth beyond 2015

CALGARY, Nov. 5, 2014 /CNW/ - (ARX - TSX)   ARC Resources Ltd. ("ARC") announced today that its Board of Directors has approved an $875 million capital program for 2015 directed at high value oil and liquids-rich gas development and low cost Montney natural gas assets.  ARC expects annual average production growth of approximately 10 per cent in 2015.

Myron Stadnyk, ARC's President and Chief Executive Officer, said, "We are fortunate to be rich in profitable opportunities, which create a healthy tension between capital discipline and the appropriate pace of growth while being responsive to the business environment.  Our 2014 capital program established the foundation for certain long-term development projects and in 2015 we will build on that momentum by continuing to advance long-term projects and introduce new pilot projects with a particular focus on liquids potential in the Montney. We expect to deliver approximately 10 per cent production growth in 2015 with continued growth into 2016 and beyond while continuing to pay a meaningful dividend to our shareholders."

2015 Capital Budget Strategic Objectives
ARC's 2015 capital budget strategic objectives are aligned with our long-term objective of risk managed value creation by paying a dividend to our shareholders while also creating long-term value as follows:

•	Investing in our highest rate of return projects to grow high value liquids production and low cost natural gas production
•	Screening project economics at US$80 per barrel of oil (WTI) and Cdn$3 per GJ of natural gas ensures excellent rates of return
•	Planning for the long-term by investing in strategic infrastructure to set the stage for growth in future years
•	De-risking and piloting new areas before moving to full scale commercial development
•	Managing production decline rates by deliberately managing the pace of development
•	Applying learnings to continually advance our technical expertise and optimize capital efficiencies
•	Executing a disciplined exploration program to identify future development and growth opportunities
•	Preserving ARC's strong financial position to maintain flexibility through economic cycles

2015 Capital Budget Highlights

•	$875 million capital program focused on high rate of return oil, liquids-rich gas and low cost natural gas development
•	Investing approximately $635 million (70% per cent of capital program) in high netback oil and liquids-rich gas development to grow high value liquids production, expand oil handling facilities at Tower and initiate engineering and design for a new facility at Dawson
•	Investing approximately $220 million (1) in our low cost, high rate of return Montney natural gas assets; exploiting our significant natural gas resource base, growing natural gas production and investing in strategic infrastructure at Sunrise
•	2015 production target of 120,000 to 125,000 boe per day, representing approximately 10 per cent year-over-year production growth
•	Seven per cent growth in average crude oil and liquids production to approximately 47,000 barrels per day
•	10 per cent growth in average natural gas production to approximately 450 mmcf per day in 2015
•	Drill 141 gross (130 net) operated wells, including three service wells, and participate in 70 gross (nine net) non-operated wells
•	112 gross operated oil wells with significant activity at Ante Creek, Tower, Pembina and Southeast Saskatchewan/Manitoba
•	Nine gross operated liquids-rich natural gas wells primarily at Parkland, Dawson and Pouce Coupe
•	17 gross operated natural gas wells primarily at Sunrise and Dawson
•	Complete construction and commission a new 60 mmcf per day gas processing facility at Sunrise, growing Sunrise production from 60 mmcf per day to approximately 120 mmcf per day exit 2015
•	Commence initial design and planning for a new Dawson facility with 90 mmcf per day gas processing capacity and 7,500 barrels per day of liquids handling capacity (approximately 50 per cent condensate), expected to be on-stream in 2017
•	Drill one new lower Montney pilot well at Pouce Coupe and bring two Dawson Lower Montney pilot wells on production to assess potential for future commercial development of the lower Montney zone
•	Focus on cost management, targeting 2015 operating costs in the range of $8.80 to $9.30 per boe, two per cent lower than 2014 estimated costs due to growth in lower cost production and focus on cost management.
•	Maintain the current monthly dividend of $0.10 per share given the current outlook for crude oil and natural gas prices

2015 Capital Program and Production
ARC's $875 million 2015 capital program is focused on maximizing value by directing capital to the highest rate of return projects including a mix of crude oil, liquids-rich gas and natural gas opportunities. ARC plans to drill approximately 141 gross operated wells (130 net) on its operated properties in 2015, with 112 wells targeting oil, nine wells targeting liquids-rich natural gas, 17 wells targeting natural gas and three service wells. ARC expects average 2015 production volumes to be in the range of 120,000 to 125,000 boe per day, representing approximately 10 per cent year-over-year production growth relative to estimated 2014 levels.  ARC expects total liquids production to grow approximately seven per cent to 47,000 barrels per day in 2015 and natural gas production to grow approximately 10 per cent to 450 mmcf per day in 2015.  Building on a strong 2014 exit, ARC expects production to be stable through the first quarter of 2015, decline modestly in the second and third quarters due to turnaround and maintenance activities, and increase in the fourth quarter upon commissioning of the new 60 mmcf per day Sunrise gas processing facility and expanded oil handling facility at Tower.

ARC will invest $75 million in strategic infrastructure at Sunrise and Tower in 2015 to set the stage for future growth in key areas in the Montney region. With expanded facilities in the B.C. Montney region in late 2015, ARC plans to accelerate oil development at Tower in 2015 and execute a significant drilling program at Sunrise leading up to the on-stream date of a new Sunrise facility. ARC plans to execute a meaningful drilling program at Ante Creek, Pembina, and southeast Saskatchewan/Manitoba to replace declines, keep existing facilities full, and capitalize on high value liquids production. ARC expects significant capital spending in the first and third quarters of 2015, with lower spending in the second quarter during breakup and in the fourth quarter of 2015 once new facilities at Sunrise and Tower are completed and commissioned.

Despite the considerable up-front investment, ARC operates its business with a long-term view and believes there are material financial, operational and logistical efficiencies gained by owning and operating infrastructure in key growth areas.  Particularly in the high growth Montney region which is currently capacity constrained, ARC feels that infrastructure investment is necessary in order to execute long-term growth plans.  ARC plans to commission the new 60 mmcf per day Sunrise gas processing facility late in 2015.  With the exceptional production results at Tower, ARC plans to expand the existing Tower oil handling facility, doubling throughput capacity from 5,000 barrels per day to 10,000 barrels per day in late 2015. At Dawson, ARC plans to apply for regulatory approval and initiate planning and design for a new 90 mmcf per day gas processing and liquids handling facility to provide for future growth. The expected timing of the Dawson start-up will depend on a number of factors, including the timely receipt of all regulatory approvals as well as the lead time required for delivery of major components.  The current expectation is for start-up of the new Dawson facility in 2017, but ARC will look for opportunities to advance the start-up date into the beginning of 2017.

ARC's asset base provides strategic optionality with assets in various stages of the development "life cycle" comprising raw land, production pilots, early stage developments, mature developments generating free cash flow, and projects at the point of expansion.  A significant focus for ARC is identifying future opportunities, which starts with de-risking the potential opportunity by piloting production through third party facilities.  ARC typically runs a pilot project to gather and analyze critical geological and production data before committing to a significant investment in full scale development.

ARC had five Montney pilots on production during 2014.  ARC plans to complete and test three additional Lower Montney pilot wells during 2015 as outlined below.

Pilot Project	Target Zone	Status
Attachie West (2 Hz)	Upper Montney	On production Q2 2014
Attachie East (2 Hz)	Upper Montney	On production Q4 2011
Septimus (1 Hz)	Upper Montney	On production Q2 2014
Parkland (1 Hz)	Lower Montney	On production Q3 2014
Pouce Coupe (1 Hz)	Lower Montney	On production Q4 2013
Dawson (2 Hz)	Lower Montney	Drilling Q4 2014
Pouce Coupe (1 Hz)	Lower Montney	Drilling 2015

ARC's 2015 capital program includes the drilling of one Lower Montney pilot well at Pouce Coupe.  ARC will also complete and test two Lower Montney pilot wells at Dawson which were drilled in the fourth quarter of 2014.  ARC is pleased with the results to date from the pilots which are currently on production and will continue to monitor the results of the existing and new 2015 pilots to determine the potential for future commercial development in these areas.

Additional details regarding ARC's pilot projects, including a full operational update, can be found in the November 5, 2014 news release titled "ARC Resources Ltd. Reports Record Third Quarter Production and Strong Financial Results" filed on SEDAR at www.sedar.com.

ARC expects to internally finance the 2015 capital budget with a combination of funds from operations, working capital, available credit capacity and proceeds from potential equity or debt issuances.  ARC's hedging program will also provide a layer of protection over funds from operations and project economics and ARC will continue to add positions for 2015 and beyond at the appropriate time.

The 2015 capital program excludes land and minor property acquisitions or dispositions.  ARC will continue to consolidate its land position and grow its presence in key areas through land and property acquisitions.  Through the third quarter of 2014, ARC spent $116 million on land and property acquisitions and divested approximately $36 million of non-core assets.  On a regular basis, ARC evaluates its asset portfolio with a view to selling assets that do not meet our retention guidelines.  Through the normal course of business, minor acquisitions and dispositions could occur that would impact the expected volumes.

		Gross Operated Wells Drilled
2015 Capital Budget ($ millions, except wells)	Capital Budget (1)	Oil	Liquids- Rich Gas	Natural Gas	Other	Total	Primary Areas
Northeast B.C.	425	19	6	17	2	44	Parkland/Tower, Sunrise, Dawson
Northern Alberta	205	29	3			32	Ante Creek, Pouce Coupe
Pembina	105	32				32	Cardium
South Central Alberta	20	2				2	Redwater
SE Sask/Manitoba	100	30			1	31	Goodlands, Other
Corporate	20	-				-
Total (2)	$875	112	9	17	3	141

(1)	Includes Operated and Non-operated.
(2)	Excludes land expenditures and minor net property acquisitions which are unbudgeted

Parkland/Tower
The Parkland/Tower region saw significant activity in 2013 and 2014 with commissioning of the new 60 mmcf per day gas processing and liquids handling facility, and a significant development drilling program.  Over the course of 2014, production at Parkland/Tower increased as new wells were brought on-stream through the new facility.  The new facility operated intermittently at capacity during the third quarter of 2014, depending on the stage of drilling and completions activities. Given the exceptional results to date at Tower, ARC plans to accelerate development at Tower with plans to drill 19 gross operated oil wells.  Given that current oil handling facilities are at capacity, ARC plans to expand the existing liquids handling facility from 5,000 barrels per day to 10,000 barrels per day by the end of 2015.  Through the remainder of 2014 and into 2015, ARC will focus on maximizing liquids throughput through the existing facilities to capture high liquids value.  At Parkland, ARC plans to drill four gross operated liquids-rich natural gas wells.  ARC plans to spend $190 million at Parkland/Tower in 2015 including spending for the Tower oil handling facility expansion which will provide capacity for future growth of oil and liquids production in 2015 and 2016.

ARC expects 2015 annual production at Parkland/Tower to average 26,000 boe per day (approximately 9,000 barrels per day of crude oil and liquids and 103 mmcf per day of natural gas), approximately 20 per cent higher than estimated 2014 production. Notably, total oil and liquids production at Parkland/Tower is expected to increase 35 per cent relative to 2014.  ARC expects Parkland/Tower production to remain stable through the first nine months of 2015, keeping facilities full, with a significant production increase in the fourth quarter as incremental oil and liquids production is brought on-stream through the new Tower liquids handling facility.  ARC expects that a significant portion of Parkland/Tower capital will be spent early in the year with plans for three drilling rigs to be operating at Tower in the first quarter of 2015.

Sunrise
ARC has been piloting production at Sunrise since the third quarter of 2011 with current production of approximately 60 mmcf per day coming from four layers of the Montney.  ARC plans to spend $155 million at Sunrise for development drilling and infrastructure to complete and commission the new 60 mmcf per day Sunrise gas processing facility.  ARC plans to drill nine gross operated natural gas wells at Sunrise in 2015.

Preparation for construction commenced at the site of the new Sunrise 60 mmcf per day gas processing facility late in the third quarter of 2014.  Initial engineering, design, procurement and field studies for the new facility are also underway.  The 2015 capital budget includes approximately $65 million to complete the new facility; a certain amount of pre-spending for the new facility occurred in 2014.

ARC expects 2015 Sunrise production to average 75 mmcf per day in 2015; a greater than 100 per cent year-over-year increase in production relative to 2014.  Sunrise production will increase to 120 mmcf per day once the new, ARC operated facility is complete and full.  ARC expects a substantial portion of the new facility capacity to be filled shortly within the on-stream date, with the remaining capacity to be filled by year end 2015.

Dawson
With exceptional well results, excellent capital efficiencies and low operating costs, ARC plans to continue investing in drilling, development and infrastructure at Dawson in 2015. During 2015, ARC plans to drill nine gross operated horizontal natural gas wells at Dawson to maintain production at current maximum facility capacity levels through 2015 and into 2016. The 2015 development program also includes completion costs for two lower Montney pilot wells which will spud in the fourth quarter of 2014 and be completed in 2015. ARC expects production to be relatively flat at facility capacity levels over the course of 2015 with the exception of lower production in the third quarter, during which time ARC has scheduled downtime for a turnaround on the full 120 mmcf per day Dawson facility.

ARC plans to push outside of the existing Dawson core to pursue higher liquids content. Additionally, ARC's two Dawson Lower Montney pilot wells will be evaluated to assess the potential for higher liquids content.  Given the significant drilling inventory at Dawson and the potential for higher liquids production, ARC is proceeding with a new 90 mmcf per day gas processing and liquids handling facility at Dawson. The new facility will have gas processing capacity of 90 mmcf per day and approximately 7,500 barrels per day of liquids handling capacity (approximately 50 per cent condensate handling). ARC will commence initial design and planning for the new facility and expects the facility to be on-stream in 2017. The timing of the start-up of the new Dawson facility is dependent upon receiving all required regulatory approvals, efficient construction of the facility, and approval of a 2016 capital budget that provides appropriate funding.

Ante Creek
ARC plans to spend $170 million to drill 29 gross operated horizontal Montney oil wells and expand gas processing facilities at Ante Creek in 2015 and continue to delineate this large, prospective land base.  The 2015 drilling program is expected to maintain production at exit 2014 levels which are limited by current throughput capacity of approximately 17,000 boe per day (approximately 50 per cent crude oil and liquids).

ARC expects production to be maintained at facility capacity over the course of 2015 with the exception of lower production in the third quarter due to scheduled downtime for a facility turnaround.  ARC plans to continue drilling to keep facilities full at Ante Creek and continue to consider options for additional takeaway capacity in future.

Pembina
ARC plans to spend approximately $100 million in the Pembina area in 2015 with plans to drill 32 gross operated Cardium oil wells.  ARC expects production to average approximately 11,000 boe per day through 2015.  ARC's deliberate, paced development program at Pembina is aimed at managing production declines in this area, while generating significant free cash flow.   ARC will continue with extensive work on waterflood management at Pembina in 2015 to optimize reservoir recoveries.

Southeast Saskatchewan and Manitoba
This region contributes high quality, high netback crude oil and generates significant cash flow to fund development opportunities throughout ARC's asset base.  ARC plans to spend $100 million to drill 31 gross operated oil wells and participate in 59 gross non-operated oil wells in southeast Saskatchewan and Manitoba.  ARC's 2015 capital program will focus on concentrated areas and will result in fewer wells drilled but will target higher impact wells to improve capital efficiencies. ARC expects to hold production flat at approximately 12,000 boe per day in 2015.

Non-Operated Properties
The $875 million 2015 capital program includes non-operated budgeted capital of $44 million in 2015.  ARC's partners on non-operated properties plan to drill 70 gross (nine net) wells, dominated by oil drilling activity at Pembina, Northern Alberta, and at various properties in southeast Saskatchewan and Manitoba.

Capital Spending
($ millions)	2013 (Actual)	2014 (Guidance)	2015 (Budget)
Development	608	700	620
Development - Facilities	163	140	120
Maintenance	27	40	40
Optimization	14	20	25
Exploration and Seismic	8	30	25
Enhanced Oil Recovery	21	25	25
Other (1)	19	20	20
Capital before land and net property acquisitions (2)	860	975	875
Land and net property acquisitions (3)	(39)	-	-
Capital including land and net property acquisitions	821	975	875

(1)	Other capital comprises capitalized General and Administrative Expenses ("G&A") including a portion of Long-Term Incentive Plan ("LTIP" or the "Whole Unit Plan") expense, information technology and corporate office capital.
(2)	Does not include land and net property acquisitions or divestments as these amounts are unbudgeted.
(3)	Through the first nine months of 2014, ARC spent $81 million on land and property acquisitions net of property divestments.

Gross Operated Wells Drilled	2013 (Actual)	2014 (Guidance)	2015 (Budget)
Oil wells	139	133	112
Liquids-rich natural gas wells	15	20	9
Natural gas wells	13	28	17
Other	-	-	3
Total Gross Operated Wells Drilled	167	181	141

Capital by Area
($ millions)	2013 (Actual)	2014 (Guidance)	2015 (Budget)
Northeast British Columbia	362	450	425
Northern Alberta	216	215	205
Pembina	137	120	105
South Central Alberta	15	45	20
Southeast Saskatchewan & Manitoba	112	125	100
Corporate (1)	18	20	20
Capital before land and net property acquisitions (2)	$860	$975	$875

(1)	Corporate capital comprises capitalized General and Administrative Expenses ("G&A") including a portion of Long-Term Incentive Plan ("LTIP" or the "Whole Unit Plan") expense, information technology, corporate office capital and certain seismic and greenhouse gas reduction expenditures.
(2)	Does not include land and net property acquisitions or divestments as these amounts are unbudgeted.

The amount and allocation of capital expenditures for exploration and development activities by area and the number and types of wells to be drilled is dependent upon results achieved and is subject to review and modifications by management on an ongoing basis throughout the year.  In addition, the Board of Directors regularly reviews the capital program during the year in light of prevailing economic conditions, commodity prices and changing industry regulation and conditions and may modify the 2015 capital budget during the year.

Risk Management
As part of its overall strategy to protect cash flow and project economics, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.  ARC has hedges in place to protect prices on crude oil volumes through the first half of 2015 and natural gas volumes through 2019.  ARC currently has 6,000 barrels per day of first half 2015 crude oil and condensate production hedged at an average floor/ceiling price of approximately US$90/US$101 per barrel.  Approximately 45 per cent of forecast natural gas production is currently hedged for 2015 at an average floor/ceiling price of US3.94/US$4.54 per mmbtu.  Additional natural gas production is hedged in 2016 through 2019 at floor prices of US$4.00 per mmbtu with upside participation up to US$4.80 to US$5.00 per mmbtu.  ARC also has AECO basis swap contracts in place, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volumes through 2019.

ARC will continue to pursue opportunities to protect funds from operations and will continue to take positions in natural gas and/or crude oil at levels that will provide greater certainty on rates of return in 2015 and beyond.

See Table 16 in the MD&A for the three and nine months ended September 30, 2014 and 2013 for full details of ARC's hedge positions as of November 5, 2014 as filed on SEDAR at www.sedar.com.

Royalties, Operating Costs and Transportation
ARC's total corporate royalty rate includes all Crown, Freehold and Gross overriding royalties on production in all operating jurisdictions.  ARC expects that the 2014 total corporate royalty rate will be in the range of 14 to 16 per cent based on commodity prices in the range of US$75 to US$90 per barrel of crude oil (WTI) and Cdn$3.00 to Cdn$4.00 per GJ of natural gas (AECO).

ARC expects per boe operating costs to decrease in 2015 due to higher production levels with new production coming on-stream at lower relative costs.  Full year 2015 operating costs are estimated to be approximately $8.80 to $9.30 per boe, two per cent lower than estimated 2014 costs.  ARC's investment in owned and operated infrastructure throughout the asset base has yielded cost savings over time by eliminating third party processing fees and running more efficient facilities.

ARC expects full year 2015 transportation costs to be approximately $2.00 to $2.20 per boe, unchanged from estimated 2014 transportation fees.  ARC controls transportation arrangements for a portion of production in order to most effectively move its production to market, this generally results in additional transport costs, but in most cases is offset by higher revenue received for its products. Trucking costs in the Parkland/Tower will be reduced as a higher volume of condensate and NGL production will be transported by lower cost pipelines in 2015.

General and Administrative ("G&A") Expense
ARC estimates total 2015 G&A expenses to increase five per cent relative to 2014 to approximately $97 million, however per boe G&A expenses are expected to decrease by approximately seven per cent to $2.00 to $2.30 per boe compared to estimated costs of $2.20 to $2.40 per boe in 2014.  Lower estimated per boe costs in 2015 are due to higher average production levels in 2015.

ARC's 2015 budgeted G&A includes an estimated expense of approximately $30 million under the Long-Term Incentive Plans ("LTIP") compared to an estimated expense of $32 million in 2014.  The LTIP expense is dependent on ARC's share price and three year total return relative to its peers, and therefore is subject to a high degree of volatility.  The following table outlines estimated G&A expenses for 2015.

G&A Expenses ($ millions, except per boe amounts)	2013 (Actual)	2014 (Guidance)	2015 (Budget)
G&A expense before Long-Term Incentive Plan	$59.0	$60.0	$67.0
Long-Term Incentive Plan expense	$38.0	$32.0	$30.0
Total G&A expense	$97.0	$92.0	$97.0
G&A expense before Long-Term Incentive Plan per boe	$1.67	$1.45 - $1.55	$1.45 - $1.55
Long-Term Incentive Plan expense per boe (1)	$1.10	$0.75 - $0.85	$0.55 - $0.75
G&A expense per boe	$2.77	$2.20 - $2.40	$2.00 - $2.30

(1)	Long-Term Incentive Plan expense includes both cash payments and non-cash amounts.

Corporate Income Tax
ARC expects to pay current income taxes of approximately three to eight per cent of funds from operations, before tax, in 2015, based on the expectation that oil prices could be in the range of US$75 to US$90 per barrel of crude oil (WTI) and natural gas could be in the range of Cdn$3.00 to Cdn$4.00 per GJ (AECO). Given the sensitivity of income taxes to fluctuations in commodity prices, income taxes could exceed the guidance range if oil and/or natural gas prices increase beyond this range. Estimated 2014 income taxes are approximately six to eight per cent of funds from operations, before tax; lower income taxes in 2015 are the result of lower expected commodity prices in 2015 relative to 2014.

Reclamation Activities
ARC has an active abandonment and reclamation program for inactive wells, pipelines and leases.  During 2014, ARC estimates spending of approximately $25 million on reclamation activities.  ARC expects reclamation spending to be approximately $25 million in 2015 for activities at various properties throughout our asset base as we maintain our leadership position in environmental responsibility.

Funding of the 2015 Capital Budget
The $875 million capital budget was determined after examining financial forecasts based on the expectation that oil prices could be in the range of US$75 to US$90 per barrel of crude oil (WTI) and natural gas could be in the range of Cdn$3.00 to Cdn$4.00 per GJ of natural gas (AECO), and assuming the continuation of the $0.10 monthly dividend throughout 2015.  All of the approved 2015 capital expenditures are expected to provide attractive rates of return at Cdn$3.00/GJ natural gas and Cdn$85/barrel oil prices.

ARC is well positioned with a strong balance sheet including low debt levels, working capital and significant available credit capacity to fund the 2015 capital program.  ARC will pursue the most cost effective means of financing its 2015 capital program through a combination of funds from operations, DRIP proceeds, shares issued under the Stock Dividend Program in place of cash dividends, existing credit facilities, proceeds from potential equity or debt financings, and proceeds from potential non-core property dispositions. The exact split of financing will be dependent on commodity prices, operational performance and potential acquisitions and dispositions.  Our business model is dynamic and we continually assess capital spending in light of current and forecast market conditions.  Management will review the 2015 capital program on a regular basis in the context of prevailing economic conditions and make adjustments as necessary to the program, subject to review by the Board of Directors.

Dividends
ARC is focused on value creation, with the dividend being a key component of our business strategy.  We believe that we are well positioned to sustain current dividend levels despite the volatile commodity price environment.  Going forward, as we grow our production and funds from operations, we expect that our dividend payout ratio will naturally decline to a level that provides even greater financial flexibility.  The monthly $0.10 dividend is primarily dependent upon commodity prices and prevailing economic conditions and will be reviewed regularly by the Board of Directors.

2015 Guidance
The corporate guidance for 2015 is based on commodity price expectations of US$75 to US$90 per barrel of crude oil (WTI) and Cdn$3.00 to $4.00 per GJ of natural gas (AECO).  Certain guidance estimates may fluctuate with changes in commodity prices. The 2015 Guidance provides shareholders with information on Management's expectations for results of operations, excluding any acquisitions or dispositions, for 2015.  Readers are cautioned that the 2015 Guidance may not be appropriate for other purposes.

Corporate Guidance	2013 (Actual)	2014 (Guidance)	2015 (Budget)
Production:
Oil (bbls/d)	32,784	35,000 - 37,000	37,000 - 39,000
Condensate (bbls/d)	2,251	3,500 - 3,800	3,800 - 4,300
Natural gas (mmcf/d)	349.4	405 - 415	445 - 460
Natural Gas Liquids (bbls/d)	2,811	4,200 - 4,500	4,700 - 5,100
Annual average production (boe/d)	96,087	110,000 - 114,000	120,000 - 125,000
Costs and Expenses ($/boe):
Operating	9.66	9.00 - 9.40	8.80 - 9.30
Transportation	1.72	2.00 - 2.20	2.00 - 2.20
G&A including Long-Term Incentive Plan (1)	2.77	2.20 - 2.40	2.00 - 2.30
Interest	1.21	1.10 - 1.20	1.10 - 1.30
Current income tax (% of funds from operations) (2)	2%	6 - 8%	3 - 8%
Capital expenditures before land and net property acquisitions ($ millions) (3)	860	975	875
Land and net property acquisitions (3)	(39)	-	-
Weighted average shares (diluted) (millions) (4)	312	317	321

(1)	The 2015 G&A expense is comprised of G&A before before LTIP of $1.45 - $1.55 per boe and LTIP of $0.55 - $0.75 per boe.
(2)	The 2014 and 2015 corporate tax estimates will vary depending on level of commodity prices. Current income tax is quoted as a percentage of funds from operations before tax.
(3)	Capital expenditures are prior to land and net property acquisitions and divestments as these amounts are unbudgeted. Through the third quarter of 2014, ARC spent $81 million on land and property acquisitions net of property divestments.
(4)	Based on weighted average shares plus the dilutive impact of share options outstanding during the period.

2016 Capital Program and Production Outlook
Preliminary estimates for the 2016 capital program estimate capital expenditures at levels similar to 2014 with investments in oil, liquids-rich gas and natural gas development and investment in strategic long-term infrastructure projects.  Based on current commodity prices and on execution of the 2014 capital budget and expected 2015 and 2016 capital budgets in full, ARC is currently targeting 2016 annual average production to be in excess of 128,000 boe per day, dependent upon the winter 2015/2016 drilling season and a supportive capital budget in 2016.  The 2016 capital budget is subject to approval by the Board of Directors in late 2015.

Forward-looking Information and Statements
This news release is primarily comprised of forward-looking statements as to ARC's internal projections, expectations or beliefs relating to future events or future performance, including ARC's Corporate Guidance for 2014, 2015 and as to average target production levels for 2016 and the 2015 Capital Program and Production Outlook and the amount and type of 2015 budgeted capital expenditures for the 2015 Capital Program, production volumes, royalties and operating costs, general and administrative expenses, risk management, reclamation activities, funding and taxation. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions but are contained in virtually every paragraph of this news release. These statements represent management's expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC. The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2015, the results of exploration and development activities during 2015, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in management's discussion and analysis and ARC's annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. The internal projections, expectations or beliefs are based on the 2015 Capital Budget which is subject to change in light of ongoing results, prevailing economic circumstances, commodity prices and industry conditions and regulations.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. ARC does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Note: Barrels of oil equivalent (BOEs) may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9.5 billion.  ARC expects 2015 oil and gas production to average 120,000 to 125,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information:

about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W., Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 18:11e 05-NOV-14